UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 1, 2021

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Russia: TotalEnergies Acquires 10% of Arctic Transshipment LLC from Novatek (June 3, 2021)

Exhibit 99.2	Russia: TotalEnergies Partners with Novatek on LNG Decarbonization, Hydrogen and Renewables (June 3, 2021)

Exhibit 99.3	Electric Vehicles: TotalEnergies expands the charging network of the municipality of Amsterdam with 2,200 new EV charging points (June 8, 2021)

Exhibit 99.4	TotalEnergies renews its global partnership with Peugeot, Citroën, DS Automobiles and extends it to Opel and Vauxhall (June 22, 2021)

Exhibit 99.5	Suriname: TotalEnergies Expands its Presence with Two New Shallow Water Exploration Licenses (June 25, 2021)

Exhibit 99.6	TotalEnergies Becomes an Official Sponsor of Rugby World Cup France 2023 (June 25, 2021)

Exhibit 99.7	TotalEnergies and Uber Join Forces to Accelerate the Transition Towards Electric Urban Mobility (June 29, 2021)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: July 1, 2021	By:	/s/ ANTOINE LARENAUDIE
Name: Antoine LARENAUDIE
Title: Group Treasurer